September 22, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jan Woo Ivan Griswold Craig Wilson David Edgar

Re:	Coupa Software Incorporated Registration Statement on Form S-1 Filed September 8, 2016 File No. 333-213546

Ladies and Gentlemen:

On behalf of Coupa Software Incorporated (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 15, 2016 relating to the Company’s Registration Statement on Form S-1 filed September 8, 2016 (the “Registration Statement”).

On behalf of the Company, we are also filing the Company’s Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of Registration Statement No. 1 (against the Registration Statement).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1, as applicable.

Securities and Exchange Commission

September 22, 2016

Notes to Consolidated Financial Statements

Note 18. Subsequent Events (unaudited), page F-36

1.	As previously requested in prior comment 34 in our letter dated March 14, 2016, please revise your disclosure to include the expected impact that additional share-based awards granted after the balance sheet date will have on stock-based compensation expense in future periods. Refer to ASC 855-10-50-2(b).

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised its disclosure on page F-36 of Amendment No. 1.

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Securities and Exchange Commission

September 22, 2016

Please contact the undersigned at (650) 463-5432 or rblake@gunder.com if you have any questions with respect to this response or Amendment No. 1.

Very truly yours,

/s/ Richard C. Blake

Richard C. Blake, Esq.

Enclosures

cc:	Todd Ford Jonathan Stueve Coupa Software Incorporated

Daniel E. O’Connor
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Sarah K. Solum
Davis Polk & Wardwell LLP

Mark Fernandez
Ernst & Young LLP